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September 3, 2009 CONFIDENTIAL	Carol B. Stubblefield Tel: +1 212 626 4729 Carol.B. Stubblefield@bakernet.com Via Hand Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C., 20549

Attn: Tracey Houser

RE:      Xinyuan Real Estate Co., Ltd. - Form 20-F for the fiscal year ended December 31, 2008, filed June 26, 2009 (File No. 1-33863) (the “2008 Form 20-F”)

Dear Ms. Houser:

Pursuant to our conversation on Monday, August 31, 2009, in connection with the comment letter, dated July 16, 2009 (the “Comment Letter”), of the staff of the Securities and Exchange Commission, we supplementally provide to the Staff on behalf of Xinyuan Real Estate Co., Ltd. (the “Company”) a draft of Amendment No. 1 to the 2008 Form 20-F. The draft amendment reflects the proposed restatement of the Company’s balance sheet as of December 31, 2008 to reclassify the carrying value of the Company’s floating rate notes and convertible notes from non-current liabilities to current liabilities. The amendment also reflects proposed amended disclosures based on the response letter dated August 31, 2009 to the Comment Letter.

For your convenience, we are submitting together with the draft Amendment No. 1 a marked version showing changes from the 2008 Form 20-F as filed on July 26, 2009. We have included in the draft and the marked version the updated forms of accountant’s consent and principal executive officer’s and principal financial officer’s certifications.

Should you have any questions about the attached draft Amendment No. 1 or the proposed restatement, kindly contact the undersigned at (212) 626-4729 or Omer Ozden at (212) 626-4695.

Sincerely,

/s/    Carol B. Stubblefield

Carol B. Stubblefield

cc:       Thomas Gurnee

            Xinyuan Real Estate Co., Ltd.

            Omer Ozden

            Baker & McKenzie LLP

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